UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

TO OUR SHAREHOLDERS:	January 21, 2010

It was a terrific year for the owners of the Longleaf Partners Funds. Each Fund posted another positive quarter and ended 2009 with strong absolute returns that materially exceeded our annual goal of inflation plus 10%. The Partners and Small-Cap Funds produced the best results in their 20+ year histories. They also beat their respective indices meaningfully with Small-Cap having its best relative year ever and Partners having its second best. Although headlines describe the “lost decade,” over the last ten years the Funds generated positive returns that were substantially greater than the relevant benchmarks. The table below shows cumulative returns over both the long run and the more recent periods.

	Cumulative Returns through December 31, 2009
	Since IPO		20 Year	10 Year	5 Year	1 Year

Partners Fund (4-8-87 IPO)	949.9%		623.9%	67.7%	(4.8)%	53.6%
S&P 500 Index	545.0		384.3	(9.1)	2.1	26.5

Small-Cap Fund (2-21-89 IPO)	636.9		506.4	120.5	16.7	49.3
Russell 2000 Index	441.7		396.7	41.3	2.6	27.2

International Fund (10-26-98 IPO)	178.4		na	105.4	13.4	23.2
EAFE Index	55.9	*	na	12.4	19.0	31.8
Inflation plus 10%	(a)		997.9	225.5	80.7	12.7

(a)	Inflation plus 10% since Inception for the Partners, Small-Cap and International Funds was 1485.5%, 1142.1% and 275.8%, respectively.

*	During the inception year, the EAFE Index was available at month-end only; therefore, the Index value at 10-31-98 was used to calculate performance since inception. Average annual total returns for the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended December 31, 2009 are as follows: Longleaf Partners Fund, 53.6%, (0.98)% and 5.31%; S&P 500 Index, 26.46%, 0.42% and (0.95)%; Longleaf Partners Small-Cap Fund, 49.31%, 3.13% and 8.23%; Russell 2000 Index, 27.17%, 0.51% and 3.51%; Longleaf Partners International Fund, 23.17%, 2.54% and 7.46%; EAFE Index, 31.78%, 3.54% and 1.17%. Fund returns and those of the unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Historic numbers include periods in which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase prices. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

Lessons of 2009
 After the market meltdown of 2008, the most frequently asked question we received was, “What have you learned?” In previous shareholder communications we have elaborated on the things we learned including painful lessons from mistakes that cost us a few permanent losses.

In addition to that oft asked question, the most discussed topic has been macroeconomic forecasting’s importance. The macro environment dominated everything in 2008. For those doing solid bottoms-up corporate analysis, the credit crisis overwhelmed individual company analytical conclusions. “Micro” work seemed practically irrelevant, generating suggestions that macro issues should become a greater focus for Southeastern to better protect our investment partners. An understanding of how the macro will affect those names that we own or are considering always has been important. In a vacuum we would not follow Mexican macroeconomic statistics. But as a shareowner of Cemex, we must have some grasp of the Mexican economy’s drivers to properly assess intrinsic value and understand appraisal risks.

Interestingly we have not been asked about the “lessons of 2009.” The first answer to that unasked question is that bottoms-up fundamental company analysis matters quite a bit. If it were probable that every year could be like 2008, every investor should try to monitor the global banking system and engage in macroeconomic prognosticating. However, if it were highly probable that the worldwide economy, banking system, and equity markets would not look like 2008 in most years, then we should not abandon lessons from Graham, Buffett, and our 35 years to become macro driven “generals-fighting-the-last-war.” Simply stated, 2009 reminded us that 2008 was anomalous.

A macro oriented investor could have logically decided on January 1, 2009 (or in March when stocks were meaningfully lower) that with the horrible global economy, the teetering banking systems across multiple countries, and the extremely weak stock markets, it was a good time to sit on the sidelines until some economic clarity emerged. By contrast, an intrinsic value investor who focused on the free cash flow that certain well-run, competitively advantaged companies generated – even in a severe recession – would have purchased those cash flow streams at incredibly low multiples, i.e. high cash flow yields. Those who chose the macro route and parked in cash missed what was the best purchase point for equities in our lifetime and earned virtually nothing on their liquidity.

This leads to the second lesson of 2009: comfort comes at a very high cost. Buffett made this point in an August 6, 1979 Forbes article entitled, “You Pay A Very High Price In the Stock Market For A Cheery Consensus.” Selling stocks in 2007 would have been uncomfortable; in retrospect we all should have done more of that. Buying or even holding stocks in early 2009 was very uncomfortable; investors should have done that. Many investors feel most comfortable when the consensus confirms their view. Making the same investment choices as a large number of other intelligent people mathematically almost insures doing the wrong thing at the wrong time because security prices reflect the collective action of the consensus group.

So where are we now? We believe that we are between the valuation extremes of the mid-2007 highs and the early 2009 lows. With global markets having risen rapidly since March, bargains are less plentiful, and free cash flow yields are less attractive. However, valuations are still compelling when compared to the past. Our price-to-value ratios remain at or below the long-term average. Also, the “comfort gauge” still appears favorable given the excessive quantity of cash people are holding in lieu of equities. This cash on the sidelines constitutes significant future buying power that will someday make its way back to attractive, growing corporate free cash flow yields that almost always find their long-term recognition either in the stock market when overall psychology shifts or from corporate M&A. Today many macro mavens are comfortable owning the taxable, fixed coupons of 10-year Treasuries at yields of 3.7%. We much prefer the after-tax, growing free cash flow coupons of dominant businesses at yields of 9-10%.

The importance of aligning interests
 Some years ago, Jack Byrne, a friend and an exemplary corporate leader at Geico, Fireman’s Fund, and White Mountains, observed that to get proper Board and executive behavior, it is critical to properly align directors’ and managements’ interests with shareholders’. You do that best by equitably making them owners. Owners make better decisions than hired hands.

Subsequently, Southeastern has strived to create a best-in-class, accountable, owner-operator, partnership governance culture for Southeastern’s and Longleaf Partners Funds’ shareholders. Southeastern’s employees must use the Longleaf Partners Funds exclusively for their public equity investing. Longleaf’s Trustees are required to invest an amount equal to their board compensation in the three Funds. As a result, Southeastern’s employees and affiliates are the largest group of owners across the Funds, and Longleaf’s Trustees have nearly three times their cumulative remuneration invested in the Funds.

Southeastern seeks similar owner-operator corporate governance from our investees. We have found that when directors’ decisions impact their personal economics, board members become extremely engaged and focus on prudently building owners’ value per share. We believe directors should be paid in cash and use the proceeds to purchase shares of the company in the open market. Those shares should be retained for the director’s tenure on the board. This simple standard provides the most accountability and properly aligns the board’s interest with shareholders’. This alignment helps insure better operating and capital allocation decisions that responsibly weigh risks against the probabilities for future returns.

International Fund changes
Several changes to Longleaf International in the last year position the Fund for even better compounding over the next decade. First, we reduced the management fee by at least 30 basis points, and as much as 50 basis points as the fee break takes effect on assets over $2.5 billion. In addition, we have elevated the roles of Scott Cobb and Ken Siazon to oversee their respective regions, and effective with the 2010 Prospectus, each will be a co-portfolio manager of the Fund. We have hired a junior analyst, Manish Sharma, who will be based in Singapore with Ken. Josh Shores, who has been at Southeastern since 2007, will be moving from Memphis to London to work more closely with Scott. Brandon Arrindell has joined our Memphis office as a new junior analyst.

We also decided to eliminate hedging in the Fund. Historically, less than half of the portfolio has been hedged, but the no hedging policy will allow our partners to determine their own strategy for currency exposure.

Annual presentation and web site update
We hope that many of you will join us for the annual Longleaf shareholder gathering in Memphis on Wednesday, May 5 at 5:30 p.m. at the Germantown Performing Arts Center. As the date gets closer, we will have more information posted on our web site. Speaking of the web site, in early 2010 we are undertaking an effort to improve and enhance the Longleaf site, including adding more information related to Southeastern Asset Management, Inc. We welcome any suggestions you have for how the site could be more useful and easier to use. Please send these to website@longleafpartners.com.

Conclusion
We are pleased to have delivered superior absolute returns in 2009. We believe that we are in the early innings of capturing the opportunity in the Funds. The collective quality and strength of the businesses we own is unprecedented. Our management partners have delivered their companies through the worst of times and positioned them as stronger competitors. P/V’s are near or below the long-term average from which we have compounded successfully. Not only are the Funds quantitatively attractive, but the “V’s”, or appraisals are extremely conservative and probably understated. The returns of 2009 reflected excessively cheap prices moving to more normal discounts. None of the last twelve months’ return was generated by value growth. Going forward our businesses are capable of double-digit value growth given the anemic operating results in 2009 as their base. Any cyclical economic recovery will amplify this growth. The foundation for the next five years is in place to not only protect our partners’ capital, but earn better-than-adequate returns.

Sincerely,

O. Mason Hawkins, CFA	G. Staley Cates, CFA
Chairman & CEO	President
Southeastern Asset Management, Inc.	Southeastern Asset Management, Inc.

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